Alder Securities LLC
(formerly Arta Finance Securities LLC)

Financial Statement
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71092

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alder Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. Box No.)

2 Oneida Drive, Apt #C2
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Corgan	(917) 837-6572	kevin@corganstrategicpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Reynolds & Rowella, LLP
(Name – if individual, state last, first, middle name)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

04/23/2009	3448
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Corgan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alder Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Alder Securities LLC (formerly Arta Finance Securities LLC)
Index
December 31, 2025



REYNOLDS + ROWELLA
GUIDANCE BEYOND NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alder Securities LLC
(formerly known as Arta Finance Securities LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alder Securities LLC (formerly known as Arta Finance Securities LLC) (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alder Securities LLC (formerly known as Arta Finance Securities LLC) as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alder Securities LLC's (formerly known as Arta Finance Securities LLC) management. Our responsibility is to express an opinion on Alder Securities LLC's (formerly known as Arta Finance Securities LLC) financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alder Securities LLC (formerly known as Arta Finance Securities LLC) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

We have served as Alder Securities LLC
(formerly known as Arta Finance Securities LLC) auditor since 2025.

New Canaan, Connecticut
March 2, 2026

Alder Securities LLC (formerly Arta Finance Securities LLC)
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	109,491
Prepaid expenses and other assets		3,366
Total Assets	$	112,857
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	48,132
Due to parent		12,000
Total Liabilities		60,132
Member's equity		52,725
Total Liabilities and Member's Equity	$	112,857

The accompanying notes are an integral part of the financial statement.

Alder Securities LLC (formerly Arta Finance Securities LLC)
Notes to Financial Statement
December 31, 2025

1. **Nature of operations and summary of significant accounting policies**

Nature of Business

Arta Finance Securities LLC ("AFS"), a wholly-owned subsidiary of Arta Finance Inc. ("AFI"), is a limited liability company organized under the laws of the State of Delaware on March 29, 2023. On January 27, 2025, the Company received approval to become a broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is approved to engage in the private placement of securities.

On August 1, 2025, AFI, the former parent of AFS, entered into a Membership Interest Purchase Agreement ("Purchase Agreement") with Corgan Strategic Partners, LLC ("CSP, the Parent"), a Delaware limited liability company to sell to CSP, the Parent all of AFI's rights, title and interest in AFS. In September 2025, the Parent acquired all of the interests in AFS pursuant to the Purchase Agreement. In November 2025, the change of ownership in the Company was approved by FINRA, and shortly thereafter the Company was renamed Alder Securities LLC. The Company has elected to continue to prepare its financial statements using its historical basis that existed before the Company's ownership change. All balances payable by AFS were assumed by the Company.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

There were no fees receivable as of December 31, 2025 or 2024, respectively.

Allowance for credit losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate current expected credit losses ("CECL").

Alder Securities LLC (formerly Arta Finance Securities LLC)
Notes to Financial Statements
December 31, 2025

1.   Nature of operations and summary of significant accounting policies (continued)

Allowance for credit losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection is in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025 as there were no fees receivable at December 31, 2025.

Disaggregation of Revenue

As of December 31, 2025, and 2024, there were no contract assets or liabilities reported on the accompanying statement of financial condition. For the year ended December 31, 2025 there were no contract asset or contract liabilities activities.

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and or disclosure. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for tax years 2023 through 2025.

At December 31, 2025, the Company had no provision for current state and local income taxes.

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position or income tax disclosures.

1. **Nature of operations and summary of significant accounting policies (continued)**

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 did not have an impact to the Company's financial statement and related disclosures as the Company has determined it has no leases as of December 31, 2025.

Segment Reporting

The Company has adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. ASU 2023-07 requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. ASU 2023-07 also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment.

2.   **Related party transactions**

As of December 31, 2025, there was no amounts due from or to related to AFI.

As of December 31, 2025, the Company had a balance due to CSP of $12,000 which the Company reimbursed CSP the entire $12,000 in January 2026. As of December 31, 2025, the amount due from the Company to CSP was $12,000 and is classified as Due to parent in the Statement of Financial Condition.

3.   **Liquidity**

While the Company does not currently have enough cash to satisfy the obligations of the Company over the next year, the Company has subsequently entered into and commenced several client engagements in February 2026. The cash flow from the Company's recently signed engagements, along with the financial support of the Parent, is sufficient to satisfy the obligations of the Company. To alleviate doubt of the Company's ability to continue as a going concern, the Parent will provide financial support, on an as needed basis, to the Company to satisfy the Company's obligations for the next year. The Parent has the financial wherewithal to support the Company.

4.   **Concentration of credit risk**

During the year ended December 31, 2025, the Company maintained its cash balances with two financial institutions which is insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2025, the Company maintained it cash balances with only one of these financial institutions. The Company's cash balance may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer and provides mergers and acquisitions, private placement and capital raising advisory services as an agent. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's segment assets and liabilities are the same as those reported in the Company's statement of financial condition.

6. **Net capital requirement**

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations (15 to 1 thereafter) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $49,359, which was $41,842 in excess of its minimum requirement of $7,517. At December 31, 2025, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 1.22 to 1.0.

7. **Exemption from Rule 15c3-3**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240,15c3-3 since the Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073 Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule 17a-5 and since the Company carries no customer accounts, and does not otherwise hold funds or securities of customers.

8. **Risks and Uncertainties**

In the ordinary course of business, the Company may be subject to litigation. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the financial position or operating results of the Company.

9. **Subsequent events**

The Company has evaluated its subsequent events through March 2, 2026, the date that the accompanying financial statement was available to be issued. There were no significant subsequent events which would require recognition or disclosure in the accompanying financial statement.